System2 Technologies Corp. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
System2 Technologies Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 20, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	47,709	309,808
Accounts Receivable	99	1,104
Prepaid Expenses	4,376	4,995
Deferred Tax Asset	63,625	-
Total Current Assets	115,810	315,908
Non-current Assets		
Computers and Equipment, net of Accumulated Depreciation	1,738	2,260
Intangible Assets: Website, net of Accumulated Amortization	2,305	2,509
Digital Assets	403,601	404,500
Total Non-Current Assets	407,644	409,269
TOTAL ASSETS	523,454	725,176
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	25,197	15,829
Unearned Revenue	463	662
Accrued Expenses	20,077	23,400
Other Liabilities	223	25
Total Current Liabilities	45,960	39,916
Long-term Liabilities		
Future Equity Obligations	3,085,000	3,085,000
Total Long-Term Liabilities	3,085,000	3,085,000
TOTAL LIABILITIES	3,130,960	3,124,916
EQUITY		
Common Stock	69	69
Preferred Stock	4	4
Additional Paid-in Capital	194	194
Accumulated Deficit	(2,607,774)	(2,400,007)
Total Equity	(2,607,507)	(2,399,740)
TOTAL LIABILITIES AND EQUITY	523,454	725,176

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	19,251	32,844
Cost of Revenue	3,093	34,783
Gross Profit	16,158	(1,939)
Operating Expenses		
Payroll & Wages	625,586	545,597
General and Administrative	666,016	513,808
Sales & Marketing	212,441	216,422
Research & Development	31,664	-
Rent and Lease	45	33,126
Depreciation	522	348
Amortization	203	203
Total Operating Expenses	1,536,477	1,309,505
Operating Income (loss)	(1,520,318)	(1,311,444)
Other Income		
Tax Refunds	104,502	-
Gain on Sale of Digital Asset	1,208,050	-
PPP Loan Forgiveness	-	67,557
Sublease Income	-	11,520
Total Other Income	1,312,552	79,077
Provision for Income Tax	-	-
Net Income (loss)	(207,766)	(1,232,367)

Statement of Cash Flows

| | Year Ended December 31, | |
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(207,766)	(1,232,367)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	522	348
Amortization	203	203
Accounts Payable	9,367	(6,982)
Accrued Liabilities	(3,323)	23,400
Deferred Tax Asset	(63,625)	24,464
Accounts Receivable	1,005	(1,104)
Prepaids	619	4,406
Security Deposits	-	11,250
Unearned Revenue	(199)	662
Other	198	25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(55,232)	56,671
Net Cash provided by (used in) Operating Activities	(262,998)	(1,175,695)
INVESTING ACTIVITIES		
Equipment	-	(2,608)
Digital Asset	899	-
Net Cash provided by (used by) Investing Activities	899	(2,608)
Cash at the beginning of period	309,808	1,488,111
Net Cash increase (decrease) for period	(262,099)	(1,178,303)
Cash at end of period	47,709	309,808

Statement of Changes in Shareholder Equity

| | Common Stock | | Preferred Stock | | | | |
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	6,855,166	69	384,094	4	194	(1,167,641)	(1,167,374)
Net Income (Loss)	-	-	-	-	-	(1,232,367)	(1,232,367)
Ending Balance 12/31/2020	6,855,166	69	384,094	4	194	(2,400,008)	(2,399,741)
Net Income (Loss)	-	-	-	-	-	(207,766)	(207,766)
Ending Balance 12/31/2021	6,855,166	69	384,094	4	194	(2,607,774)	(2,607,507)

System2 Technologies Corp.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

System2 Technologies Corp. ("the Company") was formed in Delaware on January 22nd, 2018. The Company plans to earn revenue by providing a platform for fitness and wellness creators to build online subscription businesses. The company is headquartered in San Francisco, CA. The company's customers are global, though currently located in the United States and the United Kingdom.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by partnering fitness influencers to provide them with the services and tools necessary to sell remote personal training services as a subscription. The Company's primary performance obligations include maintaining software uptime, providing necessary support to end clients of influencers, and if applicable, helping influencers with sales and marketing. The Company's takes 20% to 60% of total revenue generated by the fitness influencer depending on the agreement made between the company and the influencer. The Company's payments are generally collected at time of service or initiation of services.

Deferred Tax Asset

Due to Research and Development performed throughout the periods under review, the Company had a tax credit resulting from the federal government's Research and Development Tax Credit Program. The balance was $63,625 as of December 31st, 2021.

Digital Asset

During the year ended December 31st, 2021, the Company held $403,601 in Bitcoin (a "digital asset"). The Company also realized gains of $1.2 million in connection with selling a portion of their holdings throughout the year. Such gains are presented in the statement of operations. We currently account for all digital assets held as a result of these transactions as indefinite-lived intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. We have ownership of and control over our digital assets and we may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the balance sheet at cost, net of any impairment losses incurred since acquisition.

We determine the fair value of our digital assets on a nonrecurring basis in accordance with ASC 820, *Fair Value Measurement*, based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level 1 inputs). We perform an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that our digital assets are impaired. In determining if an impairment has occurred, we consider the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Deprecation	Disposals	Book Value as of 12/31/21
Computers and Equipment	5	2,608	870	-	1,738
Grand Total	**5**	**2,608**	**870**	**-**	**1,738**

A summary of the Company's intangible asset is below.

Property Type	Useful Life in Years	Cost	Accumulated Deprecation	Disposals	Book Value as of 12/31/21
Website	15	3,052	747	-	2,305
Grand Total	**15**	**3,052**	**747**	**-**	**2,305**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of shares of the Company's common stock issued as compensation:

	Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	4,162,241	$0.00001
Granted	-	$0.00001
Vested	(1,729,646)	$0.00001
Forfeited	-	$0.00001
Nonvested shares, December 31, 2020	2,432,595	$0.00001
Granted	-	$0.00001
Vested	(1,465,960)	$0.00001
Forfeited	(480,115)	$0.00001
Nonvested shares, December 31, 2021	486,520	$0.00001

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31st, 2018, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $12M – 15M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common stock with a par value of $0.00001 per share

6,855,166 shares of Common stock were issued and outstanding as of December 31st, 2021.

Voting: Each holder of Common Stock shall be entitled to one vote per share of Common Stock.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 583,200 shares of Series FF Preferred stock with a par value of $0.00001.
As of December 31, 2021, 384,094 shares of Series FF Preferred stock were issued and outstanding.

Voting: The holders of shares of FF Preferred Stock shall be entitled to the same voting rights as the holders of Common Stock. Each holder of FF Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of FF Preferred Stock could be converted.

Dividends: The holders of shares of FF Preferred Stock shall be entitled to receive dividends when and if declared by the Board of Directors on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming the conversion of all such FF Prefeed Stock into Common Stock). As of December 31, 2021, no dividends had been declared.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of FF Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such FF Preferred Stock into Common Stock).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 20, 2022, the date these financial statements were available to be issued.

In 2022, the Company converted the $3,085,000 of SAFE agreements from 2018 into equity.

In July of 2022, the Company entered into numerous SAFE agreements raising 1.1M from third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.